Exhibit 11.1

INSIDER TRADING POLICY

U.S. Federal securities laws prohibit:

●	the purchase or sale of securities by persons who are aware of material nonpublic information about a company, and/or
●	the disclosure of material nonpublic information about a company to others who then trade in the company’s securities.

These transactions are commonly known as “insider trading.”

Insider trading violations are pursued vigorously by the Securities and Exchange Commission. In light of the severity of the possible sanctions, both to you individually and to WINS. We have established a policy to assist all of us in complying with our obligations. Any violation of this or any other Company policy could subject you to disciplinary action.

The Company’s Board of Directors adopted the attached STATEMENT OF COMPANY POLICY PROHIBITING INSIDER TRADING IN COMPANY SECURITIES (the“Policy”) effective May 23, 2024. Memorandum, which is available to all employees, officers and directors of WINS:

WINS Finance Holdings Inc.

STATEMENT OF COMPANY POLICY PROHIBITING INSIDER TRADING IN COMPANY SECURITIES

To All Wins Finance Holdings Inc. Employees, Officers and Directors:

Because the stock and debt securities(“Company Securities”) of Wins Finance Holdings, Inc. (the”Company”) are publicly traded, there are certain important restrictions and limitations that United States federal securities laws impose on you relating to trading in Company Securities and disclosing information regarding the Company. If you violate these restrictions in any way, you may be subject to serious criminal and civil liabilities and sanctions, including civil penalties of up to three times the illegal profit you gained or loss you avoided on the stock trade. Your violation may also subject the Company to criminal and civil penalties. A violation would also severely damage the Company’s reputation and business relationships.

In an effort to apply uniform conduct guidelines to all employees of the Company and its subsidiaries, the Company’s Board of Directors has adopted the following Policy Statement, which applies to all Company personnel at every level. The Company’s executive officers and other employees also remain subject to the Company’s other policie. There are no exceptions for transactions that you think may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure). You should expect that any violation of this Policy Statement will result in the Company imposing serious sanctions, including dismissal for cause of the persons involved.’

1.Prohibition against Trading on or Disclosing Material Nonpublic Information. It is our policy that if you become aware of any material information relating to the Company that has not yet been made available to the general public by press release or otherwise, you and your family members and relatives are strictly prohibited from buying or selling Company Securities or directly or indirectly disclosing such information to any other person who may trade in Company Securities until one full trading day has elapsed following the Company’s release of such information to the general public. It is difficult to describe exhaustively what constitutes

“material” information, but you should assume that any information, positive or negative, that might affect prices of Company Securities or otherwise might be of significance to an investor in determining whether to purchase, sell or hold Company Securities would be “material.” Some examples of information that would typically be considered material include: earnings information (favorable or unfavorable), including annual, quarterly or monthly financial results and guidance or projections relating to future earnings; a potential merger, joint venture or material acquisition or disposition of a business; new products or services, or developments regarding clients or suppliers; changes in senior management of the Company; and pending significant litigation or a change in the status of such litigation.

This list includes just a few examples of material information and is not intended to be all- inclusive.

It is also our policy that if you become aware of any material nonpublic information in the course of your employment or service with the Company relating to any other company, including the Company’s suppliers and customers, then you may not trade in that company’s securities until the information becomes public or is no longer material.

2.Applicability of Policy to Transactions under Company Benefit Plans. The following are special applications of the insider trading prohibition to transactions under Company benefit plans:

Stock Option Exercises. During Blackout Periods (see Section 6 below), the Company does not permit stock option exercise activity except as described in Sections 6 and 9 below.

401(k) Plan. The insider trading prohibition and blackout policy (as discussed in Section 6 below) do apply to many transactions in the Company’s 401(k) plan.The prohibition and blackout policy do not apply to purchases of Company stock in the Company’s 401(k) plan resulting from your periodic contribution of money to the plan pursuant to a payroll deduction election that you made previously in compliance with the policies. However, the prohibition and blackout policy do apply to (a) an election to begin or terminate investing in the Company stock fund of the 401(k) plan, (b) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund, (c) an election to make an intra- plan transfer of an existing account balance into or out of the Company stock fund, (d) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation: of some or all of your Company stock fund balance and (e) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

Managed Account Program under 401(k) Plan. Executive officers may not participate in the managed account program offered by Financial Engines under the 401(k) plan(the “Managed Account Program”); however, other employees who are otherwise subject to the blackout policy can participate in the Managed Account Program. Pursuant to the terms of the Managed Account Program, a participant will provide Financial Engines full authority to make investment decisions on the participant’s behalf under the 401(k) plan. Once an individual is enrolled in the Managed Account Program, he or she will not be able to make investment decisions directly through Fidelity (the 401(k) plan provider) until such individual terminates his or her participation in the Managed Account Program in accordance with the terms of such program. Specifically, with respect to the Company stock fund in the 401(k) plan, a participant in the Managed Account Program will not be able to make (1) an election to begin or terminate investing in the Company stock fund,(2) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund, or (3) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; the terms of the Managed Account Program will govern all such actions, copies of which terms and conditions are available by contacting Shareholder Services.The blackout policy will not apply to trades that Financial Engines effects as a part of the Managed Account Program.:

Common Stock Purchase Plan for Employees. The insider trading, pre-clearance and blackout policies do not apply to purchases of Company stock under the Company’s Common Stock Purchase Plan for Employees resulting from your periodic contribution of money to the Plan through payroll deductions pursuant to your previously made election. However, the policies do apply to the following: (a) an election to participate or terminate participation in the Plan or to increase or decrease your level of participation in the Plan, in each case other than during the annual enrollment period for the Plan, and (b) sales of Company stock purchased pursuant to the Plan.

3.Certain Transactions. Trading on an exchange in puts, calls or any other derivative securities relating to Company Securities, or engaging in hedging or monetization transactions relating to Company Securities, is prohibited at all times. In addition, no employee may engage in short sales of Company Securities. Also, you may own a discretionary brokerage account (an investment account, also called a controlled account, in which you provide complete authority to your broker to act on your behalf in buying and selling securities without your prior approval or knowledge of the type and price of the security) that makes transactions in Company Securities. The insider trading and pre-clearance policies apply to these accounts.

4.Confidentiality. Serious problems could be caused for the Company and you by any unauthorized disclosure of internal information about the Company, whether or not for the purpose of facilitating improper trading in the Company’s stock. It is our policy that you should not discuss internal Company matters or developments with anyone outside of the Company, except as required in your performance of regular employment duties. Please refer to the Company Communication Policy and the Company Ethics Policy for further guidance on the Company’s policies concerning confidential information.

5.Company Assistance. If you have any doubts as to your responsibilities under this Policy Statement, then you should seek guidance and clarification from the Company’s General Counsel or the Company’s Shareholder Services department. Please do not try to resolve uncertainties on your own.

6.Blackout Policy. If you are an employee of the type identified below or you are a director, then you are subject to periodic prohibitions on the trading of Company Securities (“Blackout Periods”) under the Company’s blackout policy.

●	Persons Subject to Regular Quarterly Blackouts.
●	Executive Officers;
●	Group Presidents and their direct reports;
●	Group Regional Financial Controllers;

●	Employee recipients of the Company’s monthly financial statements and periodic financial plans and forecasts (such recipients may be periodically updated by the Company’s Chief Financial Officer); and,
●	Other persons notified by Shareholder Services in light of the access such persons may have to key, nonpublic financial and other data.

Such employees will receive written notice from the Manager of Shareholder Services when a regular Quarterly Blackout Period commences. The Quarterly Blackout will remain in effect until such employees receive notice from the Manager of Shareholder Services that the Quarterly Blackout has ended.

The following outlines the terms of the blackout policy, which applies to all transactions in Company Securities including open market and other purchases (other than pursuant to certain employee benefits plans as described in Section 2 above) and sales, exercises of stock options (including cashless exercises, but subject to certain exceptions referred to below), gifts, trust transfers and other non-sale transfers. These restrictions also apply to your spouse, children and relatives who share your home and certain entities in which you or any of the mentioned family members have a financial interest (e.g., certain trusts, partnerships and corporations). Quarterly Blackout Periods. The information contained in the Company’s quarterly earnings announcements may be considered material nonpublic information. To protect against potential insider trading based on access to such information, the Company has established four routine quarterly Blackout Periods (“Quarterly Blackout Periods”) when transactions in Company Securities are prohibited for those subject to restrictions during regular Quarterly Blackout Periods. Each Quarterly Blackout Period begins on the 15th day of the month preceding the month in which Company earnings are released, and ends one full trading day after the Company communicates its earnings release for the subject period. For example, if the Company issues a quarterly earnings press release at 7:00 a.m. on a Tuesday, and the New York Stock Exchange is open for trading on Tuesday, persons subject to this policy shall not be permitted to trade in Company Securities until the market opens Wednesday.

WINS Finance Holdings Inc.